Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2015

May 28, 2015

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2015

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 28, 2015, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the three months ended March 31, 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (www.lingomedia.com) is an ESL EdTech industry acquisition company whose goal is to ‘Change the way the world learns English’ combining education with technology. The Company is focused on online and print-based technologies and solutions through its four subsidiaries: Lingo Learning Inc. (Lingo Learning”), ELL Technologies Ltd. (“ELL Technologies”); Speak2Me Inc. (“Speak2Me”) and Parlo Corporation (“Parlo”). Lingo Learning is a print-based publisher of English language training programs. ELL Technologies is a globally-established English language learning multi-media and online training company. Speak2Me is a free-to-consumer advertising-based online English language learning service in China. Parlo is a fee-based online English language training and assessment service. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 300 million students. The Company is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

As of March 31, 2015, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 520 million units from its library of program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Master and Kids, in addition to custom solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

The Company operated an online English language learning service in China through www.Speak2Me.cn that includes a unique social learning infrastructure. The website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. Speak2Me technology and content has now been fully integrated into ELL Technologies.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

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●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method. During the year ended December 31, 2014, the Company had one long-term contract, for which revenues of $230,000 were recognized based on the cost recovery method. During the first quarter of 2015, the Company recognized revenue of $391,512 based on the percentage completion method as and when the collectability was assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $45,246 for the period ended March 31, 2015 compared to $56,123 for 2014 from People’s Education & Audio Visual Press.

According to the Company’s current practice of recording revenues from PEP, Lingo Media recognizes no revenues from its print-based English language learning business in the first and third quarters as the sales from print-based products in China are reported semi-annually in second and fourth quarters.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $606,381 for the period ended March 31, 2015, compared to $179,928 for the same period in 2014, an increase of 237%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master and Kids. The redesign has now been completed and full sales efforts have resumed, and recorded a 237% increase in revenue in first quarter as compared to the same period in 2014.

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Speak2Me provides sponsored Conversational Advertising™ lessons on www.Speak2Me.cn. Revenue generated from Conversational Advertising™ for the period ended March 31, 2015 was $Nil (2014 - $Nil). Speak2Me is in the process of developing a new set of features and platform with plans to relaunch and at that time it will resume the sale of sponsorships and banner advertising. Currently, Speak2Me is now fully integrated in ELL Technologies product offerings.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at March 31, 2015 Lingo Media had a working capital deficiency of $296,896 compared to a working capital deficiency of $740,578 as at March 31, 2014. Total comprehensive income for the period ended March 31, 2015 was $146,598 compared to total comprehensive loss of $(181,565) for the period ended March 31, 2014.

Financial Highlights

	2015	2014	2013
Revenue
Print-Based English Language Learning	$45,246	$56,123	$81,427
Online English Language Learning	606,381	179,928	56,327
	651,627	236,051	137,754
Net Profit / (Loss) for the Period	225,429	(52,866)	(377,023)
Total Comprehensive Income / (Loss)	146,598	(181,565)	(398,951)
Gain / (Loss) per Share, Basic and Diluted:	$0.01	$(0.00)	$(0.02)
Total Assets	2,795,301	2,150,094	2,616,141
Working Capital / (Deficit)	(296,896)	(740,578)	(1,022,014)
Cash (Used)/Provided - Operations	$(98,694)	$105,181	$85,633

The Company had cash on hand as at March 31, 2015 of $87,615 (2014 - $83,026) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Revenues from print-based English language learning for the period were $45,246 compared to $56,123 for the same period in 2014. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media earned $606,381 in online English language learning revenue as compared to $179,928 in 2014. This revenue increase from online English Language Learning is due to the fact that the Company had increased its sales efforts related to its ELL Technologies redesigned suite of products. The Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master, and Kids. The product overhaul has been completed and full sales efforts have resumed in 2014and recorded a 237% increase in ELL revenue in the first quarter of 2015 as compared to the same period in 2014.

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Selling, General and Administrative

Selling, general and administrative expenses were $260,184 compared to $215,512 in 2014. This increase was due to the additional grants of $58,333 was recorded in 2014. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2014 to 2015 primarily due to the reduction in administration expenses. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2015	2014
Sales, marketing & administration	$28,586	$59,447
Consulting fees and salaries	99,396	81,575
Travel	3,976	8,692
Premises	29,879	27,838
Shareholder service	23,299	16,103
Professional fees	14,280	6,906
Less: Grants	(32,500)	(32,500)
	$166,916	$168,061

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $93,268 for the period compared to $47,451 for the same period in 2014. Selling, general and administrative costs for this business unit increased in 2015 as compared to 2014, which included a government grant reducing selling, general and administrative costs recorded in 2014.

	2015	2014
Sales, marketing & administration	$51,579	$49,727
Consulting fees and salaries	20,571	29,107
Travel	1,719	4,339
Premises	12,000	9,805
Professional fees	7,399	12,806
Less: Grants	-	(58,333)
	$93,268	$47,451

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Net Income

Total comprehensive income for the Company was $146,598 for the period ended March 31, 2015 as compared to total comprehensive loss of $(181,565) in 2014. These incomes can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2015	2014
Revenue	$606,381	$179,928
Expenses:
Direct costs	38,804	41,737
General & administrative	93,268	47,451
Amortization of property & equipment	1,134	491
Amortization of development costs	180,041	128,843
Income taxes and other taxes	-	-
	313,247	218,522
Segmented Profit /(Loss) - Online ELL	293,134	(38,594)

Print-Based ELL	2015	2014
Revenue	45,246	56,123
Expenses:
Direct costs	20,475	18,195
General & administrative	166,916	168,061
Amortization of property & equipment	584	907
Income taxes and other taxes	7,151	8,755
	195,126	195,918
Segmented Loss – Print-Based ELL	(149,880)	(139,795)

Other	2015	2014
Foreign exchange	159,743	174,806
Interest and other financial expenses	(48,329)	(46,374)
Share based payment	(29,239)	(2,909)
Other comprehensive income	(78,831)	(128,699)
	3,344	(3,176)
Total Comprehensive Income / (Loss)	$146,598	$(181,565)

Foreign Exchange

The Company recorded foreign exchange gain of $159,743 as compared to a gain of $174,806 in 2014, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $29,239 compared to $2,909 during 2014.

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Net Profit / (Loss) for the Period

The Company reported a net profit of $225,429 for the period as compared to a net loss of $(52,866) in 2014, an operational improvement of $278,295. This improvement is primarily attributed to increase in revenue of $415,576.

Total Comprehensive Income / (Loss)

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive income of $146,598 for the period ended March 31, 2015, as compared to a net comprehensive loss of $(181,565) for same period in 2014. The earning per share for the period is $0.01 as compared to loss per share of $(0.00) in 2014.

Summary of Quarterly Results

	Q2-14	Q3-14	Q4-14	Q1-15
Revenue	$877,879	$222,468	$1,176,066	$651,627
Income / (Loss) Before Taxes and Other Comp Income	339,769	(169,200)	286,673	232,580
Total Comprehensive Income / (Loss)	200,534	(255,659)	344,096	146,598
Income / (Loss) per Basic and Diluted Share	0.01	(0.01)	0.01	$0.01
	Q2-13	Q3-13	Q4-13	Q1-14
Revenue	$715,618	$130,139	$1,024,555	$236,051
Income / (Loss) Before Taxes and Other Comp Income	155,240	(338,785)	635,183	(44,110)
Total Comprehensive Income / (Loss)	42,080	(323,227)	446,766	(181,565)
Income / (Loss) per Basic and Diluted Share	$0.002	$(0.015)	$0.02	$(0.00)

Liquidity and Capital Resources

As at March 31, 2015, the Company had cash of $87,615 compared to $83,026 for the same period in 2014. Accounts and grants receivable of $1,371,256 were outstanding at the end of the period compared to $887,813 in the first quarter of 2014. With 59% of the receivables from PEP and a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,578,612 (2014 - $1,077,285) with current liabilities of $1,875,508 (2014 - $1,817,863) resulting in a working capital deficiency of $296,896 (2014 - working capital deficit of $740,578).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional working capital through an equity private placement financing or a debt financing, on an ongoing basis, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. The Company’s success depends on the continued profitable commercialization of its online English language learning technology.  Given the fact that the Company has had an increase in revenue of $415,576, increase in net profit of $278,295, an increase in cash flows of $4,589, and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015.

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Financing Subsequent to Period End

On April 17, 2015, the Company closed a non-brokered private placement financing of 5,000,000 units at $0.10 per unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. No finders’ fee was paid. One director participated private placement financing.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2015	$162,821
2016	39,251
2017	-

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $91,936 (2014 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

At March 31, 2015, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $570,000 (2014 - $480,000) bearing interest at 9% per annum. Interest expense related to these loans is $10,981 (2014 - $7,338).

Additional Disclosure

Intangibles

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	148,873	-	-	148,873
Effect of foreign exchange	5,288	-	-	5,288
Cost, March 31, 2014	7,379,226	1,477,112	-	8,856,338
Additions	395,762	-	-	395,762
Effect of foreign exchange	6,623	-	-	6,623
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	234,843	-	143,080	377,923
Effect of foreign exchange	13,355	-	-	13,355
Cost, March 31, 2015	$8,029,809	$1,477,112	$143,080	$9,650,001

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	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the period	55,999	295,422	-	351,421
Effect of foreign exchange	1,243	-	-	1,243
Accumulated depreciation, March 31, 2014	6,820,656	1,357,290	-	8,177,947
Charge of the period	231,436	-	-	231,436
Effect of foreign exchange	1,743	-	-	1,743
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,126
Charge for the period	105,407	72,844	1,790	180,041
Effect of foreign exchange	7,796	-	-	7,795
Accumulated depreciation, March 31, 2015	$7,167,038	$1,430,134	$1,790	$8,598,962

Net book value, December 31, 2014	$727,776	$119,822	-	$847,598
Net book value, March 31, 2015	$862,771	$46,978	$141,290	$1,051,039

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

Property and Equipment

Cost, January 1, 2014	$215,599
Additions	1,373
Effect of foreign exchange	1,730
Cost, March 31, 2014	218,702
Additions	8,163
Disposal	(41,551)
Effect of foreign exchange	(11,635)
Cost, December 31, 2014	173,679
Additions	2,769
Effect of foreign exchange	2,816
Cost, March 31, 2015	$179,264

Accumulated depreciation, January 1, 2014	$183,673
Charge for the year	1,398
Effect of foreign exchange	1,410
Accumulated depreciation, March 31, 2014	186,481
Charge for the year	5,988
Disposal	(33,778)
Effect of foreign exchange	(9,818)
Accumulated depreciation, December 31, 2014	148,873
Charge for the period	1,718
Effect of foreign exchange	2,641
Accumulated depreciation, March 31, 2015	$153,232

Net book value, January 1, 2014	$31,926
Net book value, December 31, 2014	$24,806
Net book value, March 31, 2015	$26,032

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Disclosure of Outstanding Share Data

As of May 28, 2015, the followings are outstanding:

Common Shares –	27,379,177
Warrants –	10,533,668
Stock Options –	3,767,500

Subsequent Event

On April 17, 2015, the Company closed a non-brokered private placement financing of 5,000,000 units at $0.10 per unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. No finders’ fee was paid. One director participated in the private placement financing.

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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